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                                                                    EXHIBIT 99.1

                                                                      [CNH LOGO]

May 23, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: RELEASE NOS. 33-8070; 34-45590; 35-27503; 39-2395, IA-2018; IC-25464; FR-62;
    FILE No. S7-03-02 (THE "RELEASE")

Dear Sir or Madam:

     In accordance with the Release, you are hereby notified that CNH Global N.V. ("CNH") has received from Arthur Andersen LLP ("Andersen") representations that (i) the audit of CNH's financial statements for the year ended December 31, 2001 was subject to Andersen's quality control systems for U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and (ii) there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,

/s/ David Barry

David Barry
Vice President
Corporate Controller